Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, California 90404
(802) 294-2754

May 13, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Erin Jaskot

RE:	Super League Gaming, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3, filed on May 12, 2020
(File No. 333-237626)

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Super League Gaming, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 1 to the registration statement on Form S-3 (File No. 333-237626) (the “Registration Statement”) (the “Post-Effective Amendment”). The Registration Statement was filed with the Commission on April 10, 2020, and declared effective on April 20, 2020. The Post-Effective Amendment was filed with the Commission on May 12, 2020, and has not been declared effective.

Subsequent to the initial filing and effectiveness of the Registration Statement, the Registrant determined it would be in its best interest to include shares of the Registrant’s common stock issuable upon conversion of certain debt securities (the “Debt Securities Shares”) to the shares offered pursuant to the Registration Statement. As discussed with the Staff, the Company is not eligible to include such Debt Securities Shares by means of filing a post-effective amendment to the Registration Statement, and therefore is requesting withdrawal of the Post-Effective Amendment. The Company intends to file a new registration statement to register the Debt Securities Shares after such withdrawal of the Post-Effective Amendment. The Registrant confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the undersigned at Super League Gaming, Inc., 2906 Colorado Ave., Santa Monica, California 90404, with a copy to the Registrant’s counsel, Disclosure Law Group, a Professional Corporation, Attn: Jessica R. Sudweeks, 655 West Broadway, Suite 870, San Diego, California 92101, facsimile number (619) 330-2101.

If you have any questions with respect to this matter, please contact Registrant’s Counsel, Jessica R. Sudweeks, Partner of Disclosure Law Group, at (619) 272-7063.

Very truly yours,

/s/ Ann Hand
Ann Hand
President and Chief Executive Officer
Super League Gaming, Inc.

cc:          Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation